EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Woodmark Corporation:

We consent to the use of our reports dated June 30, 2011, with respect to the consolidated balance sheets of American Woodmark Corporation as of April 30, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended April 30, 2011, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of April 30, 2011, which reports appear in the April 30, 2011 annual report on Form 10-K of American Woodmark Corporation, incorporated by reference herein.

/s/ KPMG LLP

Richmond, Virginia
September 16, 2011